

September 15, 2010

Masaaki Nishibori
President and Chief Executive Officer
CAI International, Inc.
One Embarcadero Center
Suite 2101
San Francisco, CA 94111

>    **Re:     CAI International, Inc.**
>    **Amendment No. 1 to Registration Statement on Form S-3**
>    **Filed September 8, 2010**
>    **File No. 333-168480**

Dear Mr. Nishibori:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Prospectus Cover Page

1.  We note that you may sell the common stock, preferred stock, debt securities, convertible debt securities, and warrants individually or as units.  However, it does not appear that you listed units on the Prospectus Cover Page or in the Registration Fee Table in your Form S-3 filed on August 2, 2010.  If you are registering units, please list them accordingly, provide a description of the units you may offer pursuant to Item 202(d) of Regulation S-K, and arrange for counsel to opine on the legality of the units.

2.  Since the debt securities you are offering contain provisions relating to convertibility, it is unclear why you believe you need to separately register the offer and sale of "convertible debt securities."  Please advise.

Exhibit Index, page II-2

3.  We note your response to comment 5 in our letter dated August 26, 2010.  However, please revise your filing to remove the parenthetical descriptions for Exhibits 25.1 and 25.2 which state "to be filed by amendment or as an exhibit to a report pursuant to Section 13(a), 13(c), or 15(d) of the Exchange Act."  Since you are relying on Section 305(b)(2) of the Trust Indenture Act to file the T-1 on a delayed basis, you must separately file the Form T-1 under the electronic form type 305B2.  You may not file it in the manner described in the parenthetical.

Exhibit 5.1 – Legal Opinion

4.  Please arrange for counsel to opine on the 1,691,760 shares of common stock being registered for resale.

5.  We note counsel's use of certain defined terms such as "debt indenture,"  "convertible indenture," "convertible debt securities," and "debt securities" throughout its opinion and that counsel appears to render opinions on each of these defined terms as if they are separate securities.  We also note counsel's statement that its opinion "is limited to . . . the State of New York as to the valid and binding obligations of the Company with respect to the Debt Securities . . . ."  Please tell us why counsel is providing separate opinions on the legality of the "debt indenture," the "convertible indenture," and the "convertible debt securities."  Because the convertibility features are embedded within the form indentures you have filed, it would appear that a sole opinion covering the debt securities, i.e., the senior and subordinated indentures, would be sufficient for purposes of complying with Item 601(b)(5)(i) of Regulation S-K.

    You may contact Jessica Kane at (202) 551-3235 or me at (202) 551-3397 with any questions.

                                                Sincerely,


                                                Jay Ingram
                                                Legal Branch Chief


cc:     Edward J. Wes, Jr.
        Sonny Allison
        Perkins Coie LLP
        101 Jefferson Drive
        Menlo Park, CA 94025